Exhibit 99.7
CONSENT
I, Gerald L. Hassell, hereby consent to being named in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by The Bank of New York Mellon Corporation (including any amendments to such Registration Statement) in connection with the Amended and Restated Agreement and Plan of Merger, dated December 3, 2006, as amended and restated as of February 23, 2007 between Mellon Financial Corporation, The Bank of New York Company, Inc. and The Bank of New York Mellon Corporation as a person who will become a director of the surviving corporation of the transaction, The Bank of New York Mellon Corporation.

/s/ Gerald L. Hassell

Gerald L. Hassell

Dated: February 23, 2007